NXT AWARDED SURVEY CONTRACT WITH A NEW CLIENT IN COLOMBIA

Tuesday February 2, 2010

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to report that it has been awarded a U.S. $431,000 SFD® contract by a significant operator in Columbia to survey offshore and onshore areas.  Survey operations are scheduled to commence mid February 2010 and a final report is scheduled for delivery during the first quarter of 2010.

“We are delighted with our growing market position in Colombia since we arrived in the country last year as evidenced by the award of this third SFD® contract”, said George Liszicasz, CEO and President.  “We are encouraged that SFD® is gaining early acceptance with reputable operators and see opportunities for more SFD® revenue in Columbia and throughout the region.”

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain whether onshore or offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes a forward-looking statement.  When used in this document, words such as “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group
Suite 1400, 505 3rd Street, S.W.,	Suite 300, 1032 17th Ave. S.W.
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2T 0A5
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

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